                                                                                                                                                                       P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1538

                                                                                                                                                                      Judy_L_Gaines@vanguard.com

April 19, 2012

Bo J. Howell, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard World Funds; File No. 2-17620

Dear Mr. Howell,

The following responds to your comments of April 16, 2012 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 121 that was filed on February 29, 2012 pursuant to Rule 485(a).  The prospectus comments pertain to Vanguard Extended Duration Treasury Index Fund.

Comment 1:   Prospectus – Derivatives Risk

Comment:       If the Fund intends to invest in derivatives, that disclosure should appear in the summary portion of the prospectus.  If derivatives disclosure will not appear in the summary, move the derivative disclosure to the SAI.

Response:        Since the Fund does not have a primary strategy of investing in derivatives, and since the associated risks do not rise to the level of a primary risk, we do not consider the derivative disclosure appropriate for inclusion in the summary section.  We plan to keep the disclosure in the prospectus where it is currently located because, although derivatives would only constitute a limited portion of the Fund’s investments, we think shareholders are best served by understanding what those derivatives are, and how they are used.  Moving the related disclosure to the SAI would not best serve shareholders.  For that reason, we plan to keep the disclosure where it currently is.

Comment 2:   Prospectus –Derivatives Risk

Comment:       The Fund notes that it is subject to “derivatives risk.” Please consider the Securities and Exchange Commission’s letter to the Investment Company Institute dated July 30, 2010, and confirm to the Staff that you are comfortable with the level of disclosure as it relates to the Fund’s use of derivatives.

Response:        We are comfortable with the level of disclosure as it relates to the Fund’s use of derivatives.

0266049, v0.1

                                                                                                                                                                       P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1538

                                                                                                                                                                      Judy_L_Gaines@vanguard.com

Comment 3:   Prospectus – Security Selection

Comment:       The prospectus discloses that Vanguard may invest a small portion of the Fund’s assets in shares of bond exchange-traded funds (ETFs).  Please define what constitutes a small portion.

Response:        During ordinary market conditions, the fund's use of bond ETFs would be extremely limited (i.e., less than 5%).

Comment 4:   SAI – Management of the Fund

Comment:       Consider adding more disclosure in response to Instruction 10 of Item 17(a) to Form N-1A for each trustee regarding his/her experience and qualification for serving as such.

Response:        We think our disclosure is responsive to Instruction 10 of Item 17(a).  Our introduction to the trustees’ table combined with the trustees’ bios set forth the experience and qualification Vanguard considered in concluding that each individual should serve as trustee.  As such, we are comfortable that the existing disclosure satisfies the Form’s requirements.

Comment 5:   Exhibit List

Comment:       Item (e) refers to Item (h) when it appears that it should refer to Item (i).

Response:        We will update the reference in response to the comment.

Comment 6:   Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Judith L. Gaines

Associate Counsel